NO ACT

PE 1-5-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038743

March 3, 2009

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

Received SEC
MAR 0 3 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-3-09

Re: Kraft Foods Inc.
Incoming letter dated January 5, 2009

Dear Ms. Ward:

This is in response to your letter dated January 5, 2009 concerning the shareholder proposal submitted to Kraft by William Steiner. We also have received a letter on the proponent's behalf dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kraft Foods Inc.
Incoming letter dated January 5, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Kraft's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Kraft may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Kraft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Kraft may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kraft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kraft may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Kraft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kraft Foods Inc. (KFT)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This is in response to the January 5, 2009 no action request with Gibson, Dunn & Crutcher as a contact on page 8 of 8.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Carol J. Ward <carol.ward@kraft.com>

Kraft Foods

Carol J. Ward
Vice President and Corporate Secretary

January 5, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Steiner) to Kraft Foods Inc.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Kraft Foods Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the Commonwealth of Virginia. For the reasons set forth in the legal opinion regarding Virginia law attached hereto as Exhibit B (the "Virginia Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Virginia Stock Corporation Act (the "VSCA").

The Proposal requests that any "exception or exclusion conditions" applied to shareholders in the bylaw and/or charter text giving shareholders the ability to call a special meeting also be applied to "management and/or the board." The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." Because the bylaw or charter text requested in the first sentence of the Proposal includes an "exclusion condition," in that it excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareholders, the second sentence would require that the same condition be applied to the Company's "management and/or . . . board."

As discussed in the Virginia Law Opinion, applying the same condition to management and/or the board "would result in placing a limit in the Company's articles of incorporation or bylaws on the board's, the chairman's or the president's ability to call a special meeting and, therefore, would be 'inconsistent with law' by contravening the unlimited statutory power to call a special meeting granted to the board, the chairman and the president by Section 13.1-655 of the VSCA." Section 13.1-655 of the VSCA provides that special meetings may be called by "the chairman of the board of directors, the president, the board of directors, or the person or persons authorized to do so by the articles of incorporation or bylaws." Thus, while "the person or persons" so authorized may be designated and limited by a corporation's articles of incorporation or bylaws, there may be no similar limitation or restriction on the management's or the board's power. Yet, the Proposal requests both that the ability of shareholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Virginia Law Opinion, implementation of the Proposal would cause the Company to violate state law[1] because the Proposal requests the imposition of "exception or exclusion conditions" on the unlimited power of the Company's Board, Chairman or President to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of bylaw or articles

---

1 The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section II below. The language does not limit the "exception and exclusion conditions" that would "apply only to shareowners but not to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Virginia Law Opinion, there is no extent to which the exception or exclusion condition included in the Proposal is permitted by state law. This ambiguity is an example of why, as set discussed further in Section II below, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

amendments that if implemented would violate state law. *See, e.g.*, *PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors); *see also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the Delaware General Corporation Law that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the Delaware General Corporation Law, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of shareholders to call a special meeting also be applied to "management and/or the board." However, Virginia law provides the Company's Board, Chairman and President unlimited power to call a special meeting, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Virginia Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's articles of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the articles and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous shareholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

outstanding common stock from having the ability to call a special meeting of shareholders.[2] Thus, the bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareholders know what is required.[3]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for shareholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareholders nor its Board of Directors would be able to determine

---

[2] The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Virginia state law, under which the Company is incorporated.

[3] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Verizon Communications Inc.* (incoming no-action request, filed Dec. 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or the subject matter of special meetings); *Home Depot, Inc.* (incoming no-action request, filed Dec. 12, 2008) (same); *Burlington Northern Santa Fe Corp.* (incoming no-action request, filed Dec. 5, 2008) (same).

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal's implementation would violate the VSCA. Specifically, Virginia law provides the Company's Board, Chairman and President unlimited power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/blm
Enclosures

cc: John Chevedden
William Steiner

100574917_5.DOC

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Irene B. Rosenfeld
Chairman of the Board
Kraft Foods Inc. (KFT)
3 Lakes Dr
Northfield IL 60093

Rule 14a-8 Proposal

Dear Ms. Rosenfeld,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner | 10/28/08
William Steiner | Date

cc: Carol J. Ward
Corporate Secretary
PH: 847 646-2000
FX: 847-646-6005

[KFT: Rule 14a-8 Proposal, November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Merck (MRK)	57%	William Steiner (Sponsor)
Occidental Petroleum (OXY)	66%	Emil Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "High Concern" in Executive Pay – Only 42% of CEO pay was incentive based.
- Our directors served on boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm:

Lois Juliber	Goldman Sachs (GS)
Deborah Wright	Time Warner (TWX)
Myra Hart	Office Depot (ODP)

- John Pope, who serves on our audit and executive pay committees, was designated a "Problem Director" due to his involvement with Federal-Mogul Corporation and its bankruptcy.
- John Pope was also designated as an "Accelerated Vesting" director due to his involvement with speeding up the vesting of stock options in order to avoid recognizing the related expense. Pope also served on a total of 5 boards (over-extension concern) and was on our key audit and executive pay committees.
- Myra Hart owned no stock and Mark Ketchum was also an "Accelerated Vesting" director.
- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

KRAFT **Kraft Foods**

Carol J. Ward
Vice President and Corporate Secretary

December 3, 2008

VIA FEDERAL EXPRESS*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter dated October 28, 2008 regarding William Steiner's Rule 14a-8 proposal relating to special shareholder meetings. Mr. Steiner's cover letter indicated that all future communications should be directed to you. Because Mr. Steiner's submission involves a matter relating to Kraft Foods Inc.'s 2009 proxy statement, we are sending you this letter under the proxy rules of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") to ensure that Mr. Steiner understands and satisfies all requirements in connection with his submission.

To be eligible to submit a proposal for consideration at our 2009 annual meeting of shareholders, Rule 14a-8 of the Exchange Act requires that a shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The proponent must continue to hold these securities through the date of the meeting.

Following receipt of Mr. Steiner's submission, we checked with Wells Fargo Bank, our transfer agent, on any potential Kraft stockholdings Mr. Steiner holds of record. Wells Fargo Bank found that Mr. Steiner is not a holder of record of Kraft stock.

Mr. Steiner did not include proof of ownership with his letter. I am therefore now requesting from you proof of Mr. Steiner's ownership of the requisite number of Kraft shares as of the date of Mr. Steiner's submission, as required by Rule 14a-8 of the Exchange Act.

If Mr. Steiner is a Kraft shareholder of record under a Wells Fargo Bank account which we have somehow missed, we apologize for not locating him in our records. If this is the case, please advise the company precisely how his Kraft shares are listed on our records. Mr. Steiner may also own stock which does not constitute shares of record. To the extent Mr. Steiner is not a registered shareholder, please understand that the company does not know that he is a shareholder, or how many shares he owns. In this case, Mr. Steiner must prove his eligibility in one of two ways: The first way is to submit to the company a written statement from the "record' holder of Mr. Steiner's securities (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal, he continuously held the requisite number of securities for at least one year.

The second way to prove ownership applies only if Mr. Steiner filed a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the Securities and Exchange Commission (SEC), he may demonstrate his eligibility by submitting to the company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level; and (B) a written statement that Mr. Steiner continuously held the required number of shares for the one-year period as of the date of the submission.

Please note that all of the required information set forth in this letter must be postmarked or transmitted electronically directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. For your reference, I have enclosed a copy of Rule 14a-8. Thank you for your interest in Kraft.

Very truly yours,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Cc:
VIA FEDERAL EXPRESS *** FISMA & OMB Memorandum M-07-16 ***
Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

KRAFT Kraft Foods

Carol J. Ward
Vice President and Corporate Secretary

December 4, 2008

VIA FEDERAL EXPRESS*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

Enclosed please find Rule 14a-8 – Proposals of Security Holders inadvertently left out of my letter of yesterday.

Very truly yours,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enc.

Cc:
VIA FEDERAL EXPRESS*** FISMA & OMB Memorandum M-07-16 ***
Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net eaming sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's. own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

DJF

DISCOUNT BROKERS

RECEIVED DEC - 8 2008

Date: 8 Dec 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number_____________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1000 shares of Kraft Foods, Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/3/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-8-08 # of pages ▸
To Carol Ward	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-646-6005 847-646-2753	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

EXHIBIT B

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

FILE NO: 59109.000001

January 2, 2009

Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093-2753
Attention: Carol J. Ward, Esq.

Shareholder Proposal of John Chevedden (Steiner)

Ladies and Gentlemen:

We have acted as special Virginia counsel to Kraft Foods Inc., a Virginia corporation (the "Company"), in connection with its response to a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent for consideration at the Company's 2009 Annual Meeting of Shareholders. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate Virginia law.

In connection with the opinions expressed below, we have examined copies of the following documents, which the Company has supplied to us or we obtained from publicly available records:

1. the Articles of Incorporation of the Company, as amended through March 9, 2001;

2. the By-laws of the Company, as amended through December 11, 2008; and

3. the Proposal.

For purposes of rendering our opinions set forth herein:

1. we have assumed that the Company would take only those actions specifically called for by the language of the Proposal as set forth under the caption "Interpretation of the Proposal" below;

2. we have assumed the authenticity of the documents provided to us or that we obtained from publicly available records, the conformity with authentic originals of all documents provided to us or that we obtained from publicly available records as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing

documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and

3. we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinions as expressed herein.

Interpretation of the Proposal

The Proposal requests that the Company's Board of Directors "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." It continues by stating that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." The second sentence of the Proposal requires that any exception or exclusion condition applied to shareholders in the bylaw and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability to call a special meeting, the second sentence would require that the same condition be applied to the Company's Chairman of the Board, President and the Board of Directors.

Discussion

The Virginia Stock Corporation Act (the "VSCA") grants the board of directors of a corporation, as well as the chairman of the board and the president, the power to call special meetings of the shareholders. VSCA § 13.1-655. This provision neither qualifies this power nor contemplates any means to limit or restrict this power. Specifically, Section 13.1-655 of the VSCA states that "[a] corporation shall hold a special meeting of the shareholders . . . [o]n call of the chairman of the board of directors, the president, the board of directors, or the person or persons authorized to do so by the articles of incorporation or bylaws[.]"

Section 13.1-655 of the VSCA provides that the board of directors, the chairman or the president of a corporation shall have the power to call a special meeting. That same provision permits the articles of incorporation or bylaws to grant additional persons the ability to call special meetings, but does not permit the articles of incorporation or bylaws to limit or modify the board's, the chairman's or the president's power to call a special meeting. This stands in contrast with several instances in the VSCA where the statutory default rule may be altered in a corporation's articles of incorporation or bylaws.[1] In addition, no other provision of the VSCA authorizes any limitation or modification to the board's, the chairman's or the president's power to call a special meeting. In addition, Section 13.1-619 of the VSCA permits a corporation's articles of incorporation to contain provisions, "not inconsistent with law...[r]egarding the management of the business and the regulation of the affairs of the corporation." Likewise, Section 13.1-624 of the VSCA provides that "[t]he bylaws of a corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law...." Neither the articles of incorporation nor the bylaws may contain any provision "inconsistent with law." Implementation of the Proposal would result in placing a limit in the Company's Articles of Incorporation or By-laws on the Board's, the Chairman's or the President's ability to call a special meeting and, therefore, would be "inconsistent with law" by contravening the unlimited statutory power to call a special meeting granted to the Board, the Chairman and the President by Section 13.1-655 of the VSCA.

The fact that, under Section 13.1-655 of the VSCA, the board's fundamental power to call special meetings of shareholders cannot be altered or limited, whereas shareholders' ability to call special meetings is conditioned on and subject to the terms of any specific authorization set forth in a corporation's articles of incorporation or bylaws, is consistent with other provisions of the VSCA. As a basic principle, Virginia law provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors...." VSCA § 13.1-673. Under the VSCA, the board has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent shareholder approval. For example, to effect certain mergers or certain amendments to a corporation's articles of incorporation, the board must first approve such action, and then submit the action to shareholders for approval. VSCA §§ 13.1-707, -718. In exercising its fiduciary duties in this respect, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to shareholders for consideration. Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing the ability to fulfill a board's fiduciary duties in jeopardy.

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[1] For example, the statutory default that a majority of the votes entitled to be cast constitutes a quorum for conducting a shareholder vote may be altered in a corporation's articles of incorporation. VSCA § 13.1-666. Likewise, the VSCA provides that regular meetings of the board of directors may be held without notice of the date, time, place or purpose of the meeting "[u]nless the articles of incorporation or bylaws provide otherwise...." VSCA § 13.1-686.

Implementation of the Proposal in the manner required would purport to limit and condition the Board's power to call a special meeting on the directors' ownership of 10% of the Company's outstanding common stock. In seeking to apply the same requirements to the Board of Directors as the shareholders to call a special meeting, the Proposal places a restriction on a fundamental power vested in the Board of Directors by Virginia law. As a result, implementation of the Proposal would violate Virginia law.[2]

Conclusion

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate Virginia law.

The undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the Commonwealth of Virginia, the state in which the Company is incorporated. This opinion is limited to the laws of the Commonwealth of Virginia. The opinions expressed above are solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our prior written permission.

Very truly yours,

Hunton & Williams LLP

00647/08443/09313

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[2] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e,* there will be no exception or exclusion conditions not required by state law). However, as set forth herein, there is no extent to which an exception and exclusion condition included in the Proposal is permitted by state law to apply to a Virginia corporation's board of directors, its chairman or its president.